UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 3, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 2, 2019, regarding the share buy-back transactions.

Istanbul, January 02, 2019

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 827,750 shares at a price range of TRY 11.89 – 12.24 with an average of TRY 12.08 totaling TRY 9,997,061 on December 31, 2018. With this transaction, the ratio of our shares in company’s capital has reached 0.731%.

The details of the transaction are listed below.

Transaction Date	Total Nominal Value of Shares Purchased (TRY)	Total Nominal Value of Shares Sold (TRY)	Net Nominal Value of Transactions (TRY)	Nominal Value of Shares Owned At The Beginning of Day (TRY)	Nominal Value of Shares Owned At The End of Day (TRY)	Ratio of Shares Owned At The Beginning of Day (%)	Ratio of Voting Rights Owned At The Beginning of Day (%)	Ratio of Shares Owned At The End of Day (%)	Ratio of Voting Rights Owned At The End of Day (%)
31.12.2018	827,750	-	827,750	15,249,767	16,077,517	0.693%	0.693%	0.731%	0.731%

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 3, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 3, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer